UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 2012

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

The Company is currently subjected to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  Nevertheless, the Company is furnishing to the SEC, under cover of this Form 6-K, the unaudited financial statements and certain other information that would have been included by the Company in a Form 10-Q for the three months ended January 31, 2012, had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the quarters ended January 31, 2012and 2011 and for the period from November 1, 2010 (date of inception) to January 31, 2012 are included as Exhibit 99.1 to this Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our status as a development stage company; the reduction of the proceeds held in the trust account due to third party claims; our selection of a prospective target business or asset; our issuance of our capital shares or incurrence of debt to complete a business transaction; our ability to consummate an attractive business transaction due to our limited resources and the significant competition for business transaction opportunities; conflicts of interest of our officers and directors; potential current or future affiliations of our officers and directors with competing businesses; our ability to obtain additional financing if necessary; our sponsors’ and directors’ ability to control or influence the outcome of matters requiring shareholder approval due to their substantial interest in us; delisting of our securities from the NASDAQ Capital Market or an inability to have our securities listed on the NASDAQ Capital Market following a business transaction; the adverse effect the outstanding warrants may have on the market price of our common stock; the adverse effect on the market price our common stock due to the existence of registration rights with respect to the securities owned by our sponsors and directors; the lack of a market for our securities; our being deemed an investment company; our dependence on our key personnel; our dependence on a single company after our business transaction; environmental, permitting and other regulatory risks; foreign currency fluctuations and overall political risk in foreign jurisdictions; our operating and capital expenditures; our competitive position; expected results of operations and/or financial position; any of the factors in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended October 31, 2011; other risks identified in this report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

Overview

We are a blank check company formed pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets that we have not yet identified. While our efforts in identifying a prospective target business for our initial business transaction are not limited to a particular industry or geographic region, we are initially focusing our search on identifying a prospective target business in the international maritime shipping, offshore and related maritime services industries. Our initial business transaction must be with one or more assets or target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes) at the time of the agreement to enter into such initial business transaction. Subsequent to the consummation of our initial public offering on July 20, 2011, our focus has been on identifying a prospective target business for our initial business transaction.

We intend to use cash from the proceeds of our initial public offering, our authorized shares, incurred debt, or a combination of cash, shares and debt, in effecting our initial business transaction. However, the ultimate consideration we pay to complete a business transaction depends upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their common stock. The target’s preference in receiving consideration in the form of cash, stock or a blend of cash and stock may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business transaction. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business transaction because we have not determined the target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business transaction. The issuance of additional shares:

•	may significantly reduce the equity interest of investors in our initial public offering;

•	may subordinate the rights of holders of common stock if preferred shares are issued with rights senior to those afforded to the holders of our common stock;

•
may likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock and/or warrants.

Similarly, if we incur substantial debt, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	covenants that limit our ability to acquire capital assets or make additional acquisitions;

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

•	our inability to pay dividends on our common stock;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

To the extent we have funds remaining in our trust account following the consummation of a business transaction, those funds may be used for any purpose agreed to between us and the target business or asset based upon the needs of the post transaction entity, including but not limited to, working capital, debt repayment or employee compensation.

Results of Operations

Through January 31, 2012, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business transaction. As of January 31, 2012 and October 31, 2011, $48,492,950 and $48,485,877 were held in the trust account (including $480,000 of deferred underwriting discounts and commissions and $2,331,000 from the sale of the insider warrants) and we had cash outside of the trust account of $172,718 and $290,364 respectively.  All of the interest income on the balance of the trust account (net of taxes payable) may be available to us to fund our working capital requirements but given the current interest rates, it is doubtful that we will earn a significant amount of interest. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our business transaction. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended January 31, 2012 and January 31, 2011, we had a net loss of $90,289 and $8,809 respectively. For the period from November 1, 2010 (date of inception) to January 31, 2012 we had a net loss of $179,002.

Liquidity and Capital Resources

As of January 31, 2012, we had $172,718 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger.

Our initial public offering and private placement of warrants to our sponsors provided us with $299,411 of working capital after transferring $48,480,000 into the trust account. For the three months ended January 31, 2012 we used cash of $117,646 in operating activities, together with a net loss for the period of $90,289.For the three months ended January 31, 2011 an amount of $25,000 was provided by operating activities and the net loss for the period was $8,809.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We believe that the $172,718 held outside the trust account (as of January 31, 2012) along with up to 100% of the interest earned on the proceeds placed in the trust account will be sufficient to allow us to operate until at least February 14, 2013. Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, reviewing corporate, title, environmental, financial documents and material agreements regarding prospective target businesses, audit fees and structuring, negotiating and consummating the business transaction. To meet our working capital needs following the consummation of our initial public offering, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his or her sole discretion, which may be convertible into warrants of the post business transaction entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the insider warrants. Any such loans will not have a claim against the trust account and will not reduce the per-share redemption price to below $10.10. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expense incurred with the filing of any such registration statements. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist. However, the terms of such loans will not have any recourse against the trust account nor pay any interest prior to the consummation of the business transaction and be no more favorable than could be obtained by a third party.

Related Party Transactions

We have agreed to pay to Fjord NEPA (Greece), an entity controlled by Akis Tsirigakis, our co-chief executive officer, $7,500 per month for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on July 14, 2011 and will continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) February 14, 2013.

As of January 31, 2012 and October 31, 2011, an amount of $19,180 is due to Messrs. Tsirigakis and Syllantavos for certain administrative expenses they incurred on behalf of the Company.

Messrs. Tsirigakis and Syllantavos, our co-chief executive officers, have agreed that they will be liable to us, jointly and severally, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement reduce the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims.

In addition, in the event we are forced to liquidate pursuant to our amended articles of incorporation and do not have sufficient funds from our remaining assets outside of the trust account (which may include up to 100% of the interest earned on the proceeds placed in trust), Messrs. Tsirigakis and Syllantavos have agreed to advance us the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to our public shareholders (currently anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our initial public offering, including amounts in the trust account, were invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. government treasury bills and meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Due to the short-term nature of these investments, we do not believe we have a material exposure to interest rate risk.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

None

RISK FACTORS

Factors that could cause our actual results to differ materially from those in this report are any of the risks described in our Annual Report on Form 20-F for the year ended October 31, 2011 filed with the SEC. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date of this Report, there have been no material changes to the risk factors disclosed in Annual Report on Form 20-F for the year ended October 31, 2011 filed with the SEC, except we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

DEFAULTS UPON SENIOR SECURITIES

None

OTHER INFORMATION

None

EXHIBITS

99.1              Financial Statements for the three month period ended January 31, 2012 and 2011 and for the period from November 1, 2010 (date of inception) to January 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

NAUTILUS MARINE ACQUISITION CORP.

April 25, 2012	By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
Co-Chief Executive Officer